Exhibit 99.1

Commtouch Reports Fourth Quarter
and Full Year 2008 Financial Results

Annual Revenue Grew 25%, non-GAAP Net Income Increased 21%

Sunnyvale, Calif. – February 11, 2009 – Commtouch® (NASDAQ: CTCH), a leading email and Web defense technology provider, today announced its fourth quarter and full year results for the period ending December 31, 2008.

During the fourth quarter, the company successfully introduced a new Web security product and signed a record 13 new licensing agreements for a single quarter; the company expects these events to begin positively impacting revenue in the second half of 2009. Overall, the quarter included several strong business indicators – outlined in the Business Highlights section – leading to the company’s expectations of renewed and continued long term growth.

Fourth Quarter and Full Year 2008 Financial Highlights:

•
Revenues for 2008 increased by 25% to $14,092 thousand compared to $11,250 thousand in the full year 2007 period. Revenues for the fourth quarter of 2008 increased by 6% to $3,501 thousand compared to $3,298 thousand in the fourth quarter of 2007.

•
Net income in accordance with US Generally Accepted Accounting Principles (US GAAP) for the full year of 2008 was $2,270 thousand, as compared with $2,109 thousand in the full year 2007 period, an 8% increase. For the fourth quarter of 2008, US GAAP net income was $644 thousand compared to net income of $720 thousand in the fourth quarter of 2007.

•
Non-GAAP net income for 2008 was $3,765 thousand as compared with non-GAAP net income of $3,124 thousand for the full 2007 year period, a 21% increase. Non-GAAP net income for the fourth quarter of 2008 was $886 thousand compared to a non-GAAP net income of $1,001 thousand in the fourth quarter of 2007. Non-GAAP net income for the fourth quarter of 2008 excludes $242 thousand of stock-based compensation expenses, recorded in accordance with Financial Accounting Standards No. 123R.

•	Deferred Revenues (long-term and short-term) as of December 31, 2008 amounted to $2,976 thousand, compared to $2,818 in deferred revenues as of September 30, 2008.

•
Operating cash flow for the full year of 2008 was $3,019 thousand, as compared to operating cash flow of $4,115 thousand for the full 2007 year period. In the fourth quarter of 2008, operating cash flow was $661 thousand, compared to $1,975 thousand in the fourth quarter of 2007.

•
Cash, short term cash deposits and marketable securities as of December 31, 2008 amounted to $16,401 thousand, compared to $14,407 thousand as of December 31, 2007. The increase is due to the above-mentioned positive operating cash flow and receipt of proceeds from the exercise of warrants and options in the amount of $844 thousand, less the amount expended in the buy-back program, as noted below.

•
On January 5, 2009, the company’s full ARS portfolio was purchased by UBS Investment Bank at full par value, amounting to a total of $2,000 thousand. Therefore, in the fourth quarter the company recorded a put option at fair value offsetting the unrealized loss recorded during 2008.

•
During the third quarter of 2008, the company began executing its share buy-back program. As of December 31, 2008, the company used $1,334 thousand out of the full buy-back program of $4 million, for the repurchase of 706 thousand shares at an average price of $1.89. The company is continuing to implement the buy-back plan under the guidance of its Board of Directors.

Fourth Quarter and Full Year 2008 Business Highlights:

“We have a long list of achievements from the fourth quarter and during the year,” said Gideon Mantel, Commtouch’s chief executive officer and chairman of the board. “We are very encouraged by the progress that we have made on numerous business fronts – accounts won, deals expanded and new products.”

•
The company signed deals with a record 13 new OEM partners during the fourth quarter, for a total of 32 new OEM partners during 2008. The company’s global OEM partner count was 116 as of December 31, 2008.

•
During the fourth quarter, Commtouch released its new GlobalView™ URL Filtering offering, which generated three new agreements during that quarter.  One of these new OEM partners, NETGEAR, launched its product with integrated Commtouch technology in January 2009.

•
Commtouch also launched a new plug-in for SpamAssassin during 2008, which enables large-scale users of this open source technology to utilize Commtouch’s RPD technology to enhance its spam detection, and add Zero-Hour virus blocking capabilities. Commtouch already has several partners that have signed deals to use the SpamAssassin plug-in.

•	Commtouch was awarded the prestigious “European Messaging Technology Innovation of the Year” award by the industry analyst firm Frost & Sullivan.

“During 2008, we were able to significantly increase our annual profitability while investing throughout the year in developing a new product. The fourth quarter was slower than we had originally expected, primarily due to more modest results from a few of our OEM partners as a result of the economic slowdown and the weakening of the Euro against the US Dollar,” continued Mr. Mantel. “The fact that we were able to sign so many new partners in today’s environment bodes very well for us; this, together with the launch of our Web security product line, gives us great confidence for continuing growth in 2009. We see the Web security product as a major contributor to company performance for years to come.”

Business Outlook

Full year 2009 revenues are expected to grow to between $15 million and $16 million. Net income for 2009 is expected to be approximately $4 million on a non-GAAP basis. The company expects a flat first quarter of 2009 compared to the fourth quarter of 2008, with renewed growth beginning in the second quarter.

The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

Use of Non-GAAP Measures

Commtouch’s non-GAAP net income differs from results reported under U.S. GAAP due to non-cash items; since it is too early to determine the impact of stock-based compensation expense for the rest of the 2009 year, Commtouch is not providing guidance on GAAP net income. Stock-based compensation expense has a negative impact on net income.

This press release includes financial measures for net income (loss), basic and diluted earnings per share that exclude stock-based compensation expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the company's net income or loss and earnings or loss per share and to compare it with historical net income or loss and earnings or loss per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call
The company has scheduled a conference call later today, Wednesday, February 11, 2009 at 10 a.m. ET.

To participate in the call, please dial one of the following numbers ten minutes prior to the start time of the call:
U.S.: 1 866 527 8676;
ISRAEL: 03 918 0650;
INTERNATIONAL: +972 3 918 0650

For those unable to listen to the live call, a replay of the call will be available the day after the call in the investor relations section of Commtouch’s website, at: http://www.commtouch.com/ir.

About Commtouch

Commtouch® (NASDAQ: CTCH) is the source of proven messaging and Web security technology for scores of security companies and service providers, founded on a unique cloud-based datacenter approach. Commtouch’s expertise in building efficient, massive-scale security services has resulted in its patented technology mitigating Internet threats for thousands of organizations and hundreds of millions of users in more than 100 countries. Commtouch technology automatically analyzes billions of Internet transactions in real-time to identify new threats as they are initiated, protecting email infrastructures and enabling safe, compliant browsing. The unmatched suite of Commtouch security offerings is based on patented Recurrent Pattern Detection (RPD™) and GlobalView™ technologies, which work together in a comprehensive feedback loop and offer equally effective protection for all languages and formats. Commtouch was founded in 1991, is headquartered in Netanya, Israel, and has a subsidiary in Sunnyvale, Calif.

Stay abreast of the latest news at the Commtouch Café: http://blog.commtouch.com. For more information about enhancing security offerings with Commtouch technology, see http://www.commtouch.com or write to info@commtouch.com.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release, including those relating to a) the expectation of renewed and continued long term growth, b) the Web security product as a major contributor to company performance and c) the company’s business outlook for 2009, are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products,  as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact Ron Ela Chief Financial Officer Tel: (US) 650-864-2291 (int’l) +972-9-8636813 ron.ela@commtouch.com	Investor Relations Contact Ehud Helft / Kenny Green GK Investor Relations Tel: (US) 646-201-9246 (Israel) +972-3-607-4717 info@gkir.com

** Tables to Follow **

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31	December 31
	2008	2007
	Unaudited	Audited
	In US$ thousands

Assets:
Current Assets:
Cash and cash equivalents	$13,661	$10,807
Short term cash deposit	$740	$1,600
Marketable securities	2,000	2,000
Trade receivables	1,614	1,110
Prepaid expenses and other accounts receivable	389	303
Total current assets	18,404	15,820

Long-term lease deposits	64	33
Severance pay fund	720	821
Property and equipment, net	771	786
Investment in affiliate	750	750
Total assets	20,709	18,210

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	253	335
Employees and payroll accruals	726	746
Accrued expenses and other liabilities	237	415
Short-term deferred revenue	2,341	2,534
Total current liabilities	3,557	4,030

Long-term deferred revenue	635	901
Accrued severance pay	857	931
Total liabilities	1,492	1,832

Shareholders’ equity	15,660	12,348
Total liabilities and shareholders’ equity	$20,709	$18,210

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In US$ thousands, except per share amounts)

	Three months ended		Twelve months ended
	December 31		December 31
	2008	2007	2008	2007
	Unaudited	Unaudited	Unaudited	Audited

Revenues	$3,501	$3,298	$14,092	$11,250

Cost of revenues	454	422	1,828	1,411

Gross profit	3,047	2,876	12,264	9,839

Operating expenses:

Research and development	799	633	3,152	2,187

Sales and marketing	967	943	3,992	3,453

General and administrative	684	681	3,189	2,589

Total operating expenses	2,450	2,257	10,333	8,229

Operating profit	597	619	1,931	1,610

Interest and other expense, net	47	129	346	527

Income before taxes	644	748	2,277	2,137

Taxes on income	-	28	7	28

Net income attributable to ordinary and equivalently participating shareholders	$644	$720	$2,270	$2,109

Earning per share- basic	$0.03	$0.03	$0.09	$0.08

Earning per share- diluted	$0.02	$0.03	$0.08	$0.08

Weighted average number of shares outstanding:
Basic	25,508	25,185	25,619	24,847

Diluted	27,662	27,980	26,929	27,591

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to NON-GAAP

(In US$ thousands)

	Three months ended
	December 31

	GAAP	FAS123R	Non GAAP	GAAP	FAS123R	Non GAAP
	2008	Adjustments	2008	2007	Adjustments	2007
	Unaudited

Revenues	$3,501		$3,501	$3,298		$3,298

Cost of revenues	454	10	444	422	10	412

Gross profit	3,047	(10)	3,057	2,876	(10)	2,886

Operating expenses:

Research and development	799	69	730	633	61	572

Sales and marketing	967	71	896	943	61	882

General and administrative	684	92	592	681	149	532

Total operating expenses	2,450	232	2,218	2,257	271	1,986

Operating profit	597	242	839	619	281	900

Interest and other expense, net	47		47	129		129

Income before taxes	644		886	748		1,029

Taxes on income	-		-	28		28

Net income	$644		$886	$720		$1,001

Earning per share- basic	$0.03		$0.03	$0.03		$0.04

Earning per share- diluted	$0.02		$0.03	$0.03		$0.04

Weighted average number of shares outstanding:
Basic	25,508		25,508	25,185		25,185

Diluted	27,662		27,662	27,980		27,980

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to NON-GAAP

(In US$ thousands)

	Twelve months ended
	December 31

	GAAP	FAS123R	Non GAAP	GAAP	FAS123R	Non GAAP
	2008	Adjustments	2008	2007	Adjustments	2007
	Unaudited

Revenues	$14,092		$14,092	$11,250		$11,250

Cost of revenues	1,828	45	1,783	1,411	31	1,380

Gross profit	12,264	(45)	12,309	9,839	(31)	9,870

Operating expenses:

Research and development	3,152	319	2,833	2,187	246	1,941

Sales and marketing	3,992	298	3,694	3,453	194	3,259

General and administrative	3,189	833	2,356	2,589	544	2,045

Total operating expenses	10,333	1,450	8,883	8,229	984	7,245

Operating profit	1,931	1,495	3,426	1,610	1,015	2,625

Interest and other expense, net	346		346	527		527

Income before taxes	2,277		3,772	2,137		3,152

Taxes on income	7		7	28		28

Net income	$2,270		$3,765	$2,109		$3,124

Earning per share- basic	$0.09		$0.15	$0.08		$0.13

Earning per share- diluted	$0.08		$0.14	$0.08		$0.11

Weighted average number of shares outstanding:
Basic	25,619		25,619	24,847		24,847

Diluted	26,929		26,929	27,591		27,591

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(In US$ thousands)

	Three months ended		Twelve months ended
	December 31		December 31
	2008	2007	2008	2007
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flow from operating activities

Net income	$644	$720	$2,270	$2,109

Adjustments:
Depreciation	123	117	466	397
Compensations related to options issued to employees and consultants	242	300	1,532	1,083

Changes in assets and liabilities:
(Increase) Decrease in trade receivables	(244)	117	(504)	(540)
(Increase) Decrease in prepaid expenses and other receivables	(107)	(159)	(46)	(107)
(Decrease) Increase in accounts payable	(39)	19	(69)	24
(Decrease) increase in employees and payroll accruals, accrued expenses and other liabilities	(137)	184	(198)	279
(Decrease) increase in deferred revenues	158	664	(459)	861
Increase in accrued severance pay, net	21	13	27	11
Other	-	-	-	(2)
Net cash provided by operating activities	661	1,975	3,019	4,115

Cash from investing activities

Change in short term cash deposit	(440)	-	860	(1,600)
Sales of marketable securities	-	500	-
Change in long - term lease deposits	(3)	(3)	(31)	(20)
Proceeds from sale of Fixed Assets	-	-	-	2
Investment in affiliate		(750)		(750)
Purchase of property and equipment	(107)	(140)	(504)	(607)
Net cash provided by (used in) investing activities	(550)	(393)	325	(2,975)

Cash flows from financing activities

Buyback of outstanding shares	(1,216)	-	(1,306)	-
Proceeds from options and warrants exercises	-	277	844	1,663
Other	(28)	-	(28)	-
Net cash (used in) provided by financing activities	(1,244)	277	(490)	1,663

Increase in cash and cash equivalents	(1,133)	1,859	2,854	2,803
Cash and cash equivalents at the beginning of the period	14,794	8,948	10,807	8,004
Cash and cash equivalents at the end of the period	$13,661	$10,807	$13,661	$10,807